UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-122584

Secunda International Limited

(Exact name of registrant as specified in its charter)

One Canal Street, Dartmouth Nova Scotia, B2Y 2W1 Canada, (902) 465-3400

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Senior Secured Floating Rate Notes due 2012

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☒ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
Senior Secured Floating Rate Notes due 2012	14

Pursuant to the requirements of the Securities Exchange Act of 1934, Secunda International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2006	By:	/s/ P.L. Merier
Name: P. L. Meier Title: Vice President – Finance